Contact

www.linkedin.com/in/alyx-coble-frakes-3b27845b (LinkedIn)

Top Skills

Nonprofits
Public Speaking
Social Media

Languages

Spanish (Professional Working)

Alyx Coble-Frakes

CEO and Founder Founder of The Agenda.
Iowa City-Cedar Rapids Area

Summary

Check out version one of The Agenda. App

App Store (https://apps.apple.com/us/app/the-agenda/id1551661803)

Google Play (https://play.google.com/store/apps/details?id=co.ironforge.agendaperiod)

Experience

The Agenda.
CEO and Founder
January 2019 - Present (3 years 9 months)

Fully Aligned Health and Wellness Coaching
Founder
January 2018 - June 2022 (4 years 6 months)
Brighton Iowa

I am a health coach and I help peopel transform their relationship to food so that they can eat what they want and feel amazing in their bodies!

Amerigo Education
Resident Life/Dorm Parent
August 2017 - February 2018 (7 months)
Napa, California

GEAR UP
GEAR UP Coordinator
August 2016 - July 2017 (1 year)
Ottumwa, Iowa

AmeriCorps VISTA
Vista Volunteer
August 2015 - July 2016 (1 year)

Indian Hills Community College

Peace Corps
Community Economic Development Volunteer
June 2013 - March 2015 (1 year 10 months)
Piura, Peru

Wartburg College
Student
September 2009 - January 2014 (4 years 5 months)

Education

Wartburg College

Bachelor's degree, Business Administration and Management, General · (2009 - 2013)

Health Coach Institute

Health and Wellness Coach